SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO ss. 240.13d-1(a) AND AMENDMENTS
                  THERETO FILED PURSUANT TO ss. 240.13(d)-2(a)

                            (Amendment No. ___1___)*

                           The Navigators Group, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    638904102
                                 --------------
                                 (CUSIP Number)

                               Marc M. Tract, Esq.
                         c/o Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 28, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 638904102                                                  Page 2 of 4
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1     NAME OF REPORTING PERSONS

      Marc M. Tract
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (SEE INSTRUCTIONS)                                                 (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     551,515 Shares*
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        544,138 Shares*
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            551,515 Shares*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     544,138 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,095,653 Shares*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
      (SEE INSTRUCTIONS)


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.5%
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14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                                  * See Item 5

      This Amendment No.1 hereby amends and supplements the Statement on
Schedule 13D (the "Initial Statement") filed by Marc M. Tract (the "Reporting Person") on April 7, 2005. All capitalized terms used herein but not defined herein have the meanings set forth in the Initial Statement

Item 5. Interest In Securities of Issuer.

      As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,095,653 Shares (or approximately 6.5% of the outstanding Shares of the Company).

      The Reporting Person has the sole power to vote, and the sole power to dispose of 8,638 Shares held by the Reporting Person directly and 542,877 Shares held by trusts of which the Reporting Person is sole trustee. The Reporting Person has shared power to vote, and shared power to dispose of, 544,138 Shares held by various trusts, of which the Reporting Person is a co-trustee.

      The Reporting Person is neither a settlor nor a beneficiary of any of the trusts referred to above. Pursuant to Rule 13d-4 of the Securities and Exchange Act, as amended, the Reporting Person expressly disclaims beneficial ownership of the 1,087,015 Shares held by the trusts referred to above and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of any Shares held by such trusts.

      On March 28, 2008 the Terence N. Deeks 2005 Qualified Three Year Annuity Trust (the "2005 GRAT") expired. On March 28, 2008, Marc M. Tract in his capacity as trustee for the transitional trust created upon the expiration of the 2005 GRAT, became the beneficial owner of 542,877 Shares previously held by the 2005 GRAT. Also on March 28, 2008 the Claire E. Deeks 1995 Trust, of which the Reporting Person is a co-trustee, publicly sold 4,000 Shares at a price of $54.46 per share, the Ian E. Deeks 2003 Trust, of which the Reporting Person is a co-trustee, publicly sold 4,000 Shares at a price of $54.21 per share and the Karen E. Deeks 2001 Trust, of which the Reporting Person is a co-trustee, publicly sold 4,000 Shares at a price of $54.31 per share. Except as described herein, the Reporting Person does not beneficially own, and has not acquired or disposed of, any Shares during the past 60 days.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008


                                                  By: /s/ Marc M. Tract
                                                      --------------------------
                                                            Marc M. Tract